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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                NOTIFICATION OF LATE FILING   SEC FILE NUMBER:
                        (Check One):          0-14068

                                              CUSIP NUMBER:
                                              586263204


[x]Form 10-K and Form 10-KSB   [ ]Form 20-F  [ ]Form 11-K   [ ]Form 10-Q and
Form 10-QSB  [ ]Form N-SAR
For Period Ended:  June 30, 1995
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[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR
For the Transition Period Ended:
________________________________________________________________________________
________________________________________________________________________________
____________________________

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
____________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.
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PART I--REGISTRANT INFORMATION
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Full Name of Registrant:  Memry Corporation
                          -----------------
Former Name if Applicable:  Not Applicable.
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57 Commerce Drive
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Address of Principal Executive Office (Street and Number)

Brookfield, Connecticut  06804
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City, State and Zip Code
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PART II--RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

          See Exhibit A attached hereto.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-
F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     On June 19, 1995, Ernst & Young L.L.P. resigned as independent auditors of Registrant. Registrant subsequently retained, on September 20, 1995, McGladrey & Pullen, LLP ("M&P") as independent auditors. Due to the fact that Registrant was unable to finalize its financial statements until M&P was retained and M&P will be unable, by September 28, 1995, the date on which Registrant's Form 10-KSB for the fiscal year ended June 30, 1995 is due, to furnish its report with respect to Registrant's financial statements, Registrant has been unable to finalize such Annual Report on Form 10-KSB.

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PART IV--OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification:

             James G. Binch                  (203)            740-7311
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                    (Name)                (Area Code)       (Telephone #)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [x] Yes   [ ] No



     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [x] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is estimated that Registrant will incur a loss of approximately $2,150,000 for fiscal 1995 as compared with the loss of $3,528,000 for fiscal 1994. The estimated $1,378,000 improvement is largely a result of a reduction in selling, general and administrative expenses and the fact that no further write-down of inventory occurred.

     Registrant cannot be certain that its earnings for the fiscal year ended June 30, 1995 will not be adjusted pursuant to the audit by M&P. Therefore, its actual earnings reported in its Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995 may vary from what the Registrant currently anticipates.

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                               Memry Corporation
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   September 26, 1995     By: /s/ James G. Binch
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                                  James G. Binch
                                  President

                                     - 4 -
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                                                                       EXHIBIT A


[LOGO] McGLADREY & PULLEN, LLP                                          RSM
       -----------------------                                     -------------
       Certified Public Accountants and Consultants                International


                                                September 26, 1995

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

In response to Part II, Item (c) of Form 12b-25 dated September 26, 1995 of Memry Corporation, McGladrey & Pullen, LLP ("M&P") is unable to complete the June 30, 1995 audit of Memry Corporation by September 28, 1995 as M&P was only engaged as Memry Corporation's independent auditors on September 20, 1995. More than eight days (September 20, 1995 to September 28, 1995) will be necessary to perform an audit in accordance with generally accepted auditing standards.

                                                /s/ McGladrey & Pullen, LLP
                                                McGladrey & Pullen, LLP


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